UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

October 26, 2023

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In the Matter of

Sharing Services Global Corporation
5200 Tennyson Pkwy, Suite 400
Plano, TX 75024

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-268739

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Sharing Services Global Corp. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Sharing Services Global Corp. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on October 26, 2023.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Larry Spirgel
Office Chief